As filed with the U.S. Securities and Exchange Commission on July 1, 2021

Registration No. 333-255687

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N‑14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
  Pre-Effective Amendment No.        ☐
 Post-Effective Amendment No.  1        ☒
(Check appropriate box or boxes)

Guggenheim Strategic Opportunities Fund
(Exact Name of Registrant as Specified in Charter)
227 West Monroe Street, Chicago, Illinois 60606
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)
(312) 827-0100
(Area Code and Telephone Number)
Amy J. Lee
227 West Monroe Street
Chicago, Illinois 60606
(Name and Address of Agent for Service)

With copies to:
Julien Bourgeois Allison Fumai Dechert LLP 1900 K Street, NW Washington, D.C. 20006
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended. The purpose of this Post-Effective Amendment filing is to update exhibits (17) to Item 16. The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed as Parts A and B, respectively, in Pre-Effective Amendment Number 1 to Registrant’s Registration Statement on Form N-14 8C/A (File No. 333-255687) that was declared effective with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) on June 28, 2021.

PART C: OTHER INFORMATION
ITEM 15. Indemnification

Reference is made to Article V, Sections 1 through 5, of the Registrant’s Third Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”), a copy of which was filed as an exhibit to post-effective amendment no. 4 to the Registrant’s Registration Statement on Form N-2, filed on September 30, 2020, and which is incorporated herein by reference.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Declaration of Trust, its Amended and Restated By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Reference is made to Section 2.5, of the Registrant’s Eighth Amended and Restated By-Laws, a copy of which was filed as an exhibit to post-effective amendment no. 4 to the Registrant’s Registration Statement on Form N-2, filed on September 30, 2020, and which is incorporated herein by reference.
In accordance with Section 2 of Article V of the Declaration of Trust, the rights of indemnification provided by Article V of the Declaration of Trust shall not be exclusive of any other rights to which any Covered Person may be entitled. For the avoidance of doubt, to the extent the Trust enters into a written agreement with any Trustee to indemnify such Trustee, any indemnification of such Trustee by the Trust shall be governed by the terms of such written agreement, including with respect to determinations required, applicable presumptions and burden of proof with respect to such Trustee’s entitlement to indemnification and/or advancement of expenses.
ITEM 16. Exhibits

Exhibit No.	Description of Exhibit
(1)	Third Amended and Restated Declaration of Trust of Registrant dated August 27, 2020(5)
(2)	Eighth Amended and Restated By-Laws of the Registrant dated August 27, 2020(5)
(3)	Not applicable
(4)	Form of Agreement and Plan of Merger is filed as Exhibit B to the Combined Proxy Statement/Prospectus constituting Part A of the Registration Statement
(5)	Not applicable
(6)(a)	Investment Advisory Agreement between the Registrant and Guggenheim Funds Investment Advisors, LLC (the “Investment Adviser”)(1)
(b)	Investment Sub-Advisory Agreement among the Registrant, the Investment Adviser and Guggenheim Partners Investment Management, LLC (the “Sub-Adviser”)(1)
(7)	Not applicable
(8)	Not applicable
(9)(a)	Custodian Agreement between the Registrant and The Bank of New York Mellon(2)
(b)	Foreign Custody Manager Agreement between the Registrant and The Bank of New York Mellon(2)
(10)	Not applicable
(11)	Opinion of Dechert LLP Regarding Legality of the Securities Being Registered(7)
(12)	Form of Tax Opinion of Dechert LLP(7)
(13)(a)(i)	Amended and Restated Committed Facility Agreement between Registrant and BNP Prime Brokerage, Inc. (“BNP Prime Brokerage”)(4)
(b)(i)	Amended and Restated Account Agreement between Registrant and BNP Prime Brokerage(4)

(c)(i)	Special Custody and Pledge Agreement among Registrant, BNP Prime Brokerage and The Bank of New York Mellon(1)
(d)(i)	Stock Transfer Agency Agreement(2)
(e)(i)	Administration Agreement(2)
(e)(ii)	Amendment to Administration Agreement(3)
(e)(iii)	Amendment to Administration Agreement(5)
(f)(i)	Fund Accounting Agreement(2)
(f)(ii)	Amendment to Fund Accounting Agreement(3)
(f)(iii)	Amendment to Fund Accounting Agreement(5)
(14)	Consent of the Independent Registered Public Accounting Firm(7)
(15)	Not applicable
(16)	Power of Attorney(6)
(17)(a)	Form of Proxy Card for Registrant*
(b)	Form of Proxy Card for Guggenheim Enhanced Equity Income Fund*
(c)	Form of Proxy Card for Guggenheim Credit Allocation Fund*

*	Filed herewith.
(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on July 9, 2010 (File No. 333-168044).
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed on August 28, 2013 (File No. 333-190872).
(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed on October 14, 2016 (File No. 333-213452).
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed March 22, 2019 (File No. 333-230474).
(5)	Incorporated by reference to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, filed September 30, 2020 (File No. 333-230474).
(6)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed April 30, 2021 (File No. 333-255687).
(7)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed June 21, 2021 (File No. 333-255687).

ITEM 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reoffering by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.
(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Mergers within a reasonably prompt time after receipt of such opinions.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois on the 1st day of July, 2021.
GUGGENHEIM STRATEGIC OPPORTUNITIES FUND
BY:   /s/ Brian E. Binder
Name:           Brian E. Binder
Title: President and Chief Executive Officer (Principal Executive Officer)

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
* Randall C. Barnes Trustee
/s/ Brian E. Binder
Brian E. Binder
President and Chief Executive Officer (Principal Executive Officer)

/s/ John L. Sullivan
John L. Sullivan
Chief Financial Officer, Chief Accounting Officer, Treasurer and Chief Accounting Officer (Principal Financial and Accounting Officer)

/s/ Amy J. Lee
Amy J. Lee
Trustee, Vice President and Chief Legal Officer

* Signed by Mark E. Mathiasen, pursuant to a power of attorney filed with the Registrant’s Registration Statement on From N-14 April 30, 2021 (File 333-255687).

/s/ Mark E. Mathiasen
Mark E. Mathiasen
Attorney-In-Fact

* Angela-Brock Kyle Trustee
* Thomas Lydon, Jr. Trustee
* Ronald A. Nyberg Trustee
* Sandra G. Sponem Trustee
* Ronald E. Toupin Jr. Trustee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
(17)(a)	Form of Proxy Card for Registrant
(17)(b)	Form of Proxy Card for Guggenheim Enhanced Equity Income Fund
(17)(c)	Form of Proxy Card for Guggenheim Credit Allocation Fund